March 13, 2020

VIA EDGAR

Mr. Joseph McCann, Legal Branch Chief

Mr. Paul Fischer, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	iBio, Inc.

Registration Statement on Form S-3

Filed February 28, 2020

File No. 333-236735

Gentlemen:

On behalf of iBio, Inc. (the “Company” or “iBio”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated March 10, 2020 regarding the Company’s Registration Statement on Form S-3 (the “Form S-3”).  For the Commission’s convenience, the Company has included the text of the comments below with the Company’s response immediately following.

Coverpage

1.            Comment: It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response:  Please be advised that we are not relying on General Instruction I.B.6 of Form S-3. As of February 28, 2020, the filing date of the Form S-3, the aggregate market value of iBio’s outstanding common stock held by non-affiliates was approximately $76,871,281 based on 97,091,972 shares of outstanding common stock, of which 8,734,177 shares were held by affiliates, at a price of $0.87 per share, which was the last reported trading price of iBio’s common stock on NYSE American on February 27, 2020. Furthermore, as of March 13, 2020, the filing date of Amendment No. 1 to the Form S-3, the aggregate market value of iBio’s outstanding common stock held by non-affiliates was approximately $132,421,925 based on 101,336,922 shares of outstanding common stock, of which 8,734,177 shares were held by affiliates, at a price of $1.43 per share, which was the last reported trading price of iBio’s common stock on NYSE American on March 12, 2020.

Description of Debt Securities, page 10

2.            Comment: We note that you are registering debt securities and that the prospectus and legal opinion reference indentures. Please amend your registration statement to file a form of indenture as an exhibit to your filing. For further guidance, refer to Interpretation 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response:  We have elected not to register debt securities and have amended the Form S-3 and revised our prospectus to remove all references to debt securities.

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General

3.            Comment: We refer to your February 3, 2020 press release concerning your collaboration with Beijing CC-Pharming Ltd. to develop and test a new 2019-nCoV vaccine to be manufactured using your FastPharming System (TM). Accordingly, please revise the prospectus to address corporate developments concerning the coronavirus, or explain why this information is not material to investors. In addition, please disclose the material terms of the collaboration agreement referenced in your February 3 press release and file it as an exhibit to your filing, or explain why it is not material to an investment decision.

Response: The Master Joint Development Agreement (the “MJDA”) between the Company and Beijing CC-Pharming Ltd. (“BCCP”), dated August 8, 2018 and the Statement of Work 2 (the “SOW”), dated as of February 6, 2020, have been filed as exhibits to our Current Report on Form 8-K, which was filed with the Commission on March 13, 2020 (the “Form 8-K”) and is incorporated by reference in Amendment No. 1 to the Form S-3. Certain information that is not material to the Company was redacted because it would cause competitive harm to the Company if publicly disclosed. The redacted material includes technical information and matters of proprietary business strategy.

The Company’s normal business includes development of biopharmaceuticals for its own account and work for or collaboration with other parties for the development, testing and manufacture of biopharmaceuticals, both preventive and therapeutic, against diseases. The relationship with BCCP began in 2018 and initially focused on the development of an oncology biosimilar or bio-better drug and license and transfer of the Company’s proprietary technology for drug development and manufacture to BCCP for use only in China. The two companies also began evaluation and planning to eventually add additional product candidates to their collaboration to jointly develop additional commercial opportunities. When the coronavirus problems emerged in China, BCCP sought to extend the collaboration with the Company to development and testing of coronavirus vaccine candidates. BCCP was aware that the Company’s technology and facility were designed to rapidly address threats from pandemic diseases and bioterrorism. As disclosed in the February 3, 2020 press release issued by the Company, BCCP and the Company entered into a collaboration on the development and testing of vaccine candidates against coronavirus that was rapidly spreading in China. Although the contemplated collaborative effort has just begun and not yet progressed in any material respect, the Company’s separate activities have resulted in the development of possible vaccine candidates based upon the Company’s own technology and its proprietary adjuvant. Four provisional patents for those candidates were filed in the United States on March 11, 2020, which was also disclosed on the Form 8-K.

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We are available to discuss our responses to the SEC’s comments at any time.  Should there be any questions regarding our response or should the Staff require any additional information, I can be reached at (302) 355-0650.

Sincerely,

iBio, Inc.

By:	/s/ Thomas F. Isett
Name:	Thomas F. Isett
Title:	Chief Executive Officer and Executive Co-Chairman

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